January 21, 2019

QTA: TSX VENTURE
QTRRF: OTCQX International
NR-02-19

QUATERRA CLOSES PRIVATE PLACEMENT

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company” or “Quaterra”) announces that it has closed its previously reported non-brokered private placement by issuing 3,000,000 common shares at a price of $0.05 per common share for gross proceeds of $150,000.

Net proceeds from the private placement are proposed to be used for advancing the Company’s Yerington project in Nevada, and general and administrative purposes. Securities issued pursuant to the private placement carry a legend restricting trading of the securities until May 22, 2019. The private placement is subject to final TSX Venture Exchange approval.

On behalf of the Board of Directors,

Thomas Patton
Chairman and CEO
Quaterra Resources Inc.

For more information please contact:
Gerald Prosalendis, President & COO, Quaterra Resources Inc.
250-940-3581

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Factors that could cause actual results to differ materially from those in forward looking statements include the timing and receipt of government and regulatory approvals, and continued availability of capital and financing and general economic, market or business conditions.  Quaterra Resources Inc. does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.